

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2012

Thomas W. Horton
Chief Executive Officer
AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, Texas 76155

> **Re:** **AMR Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 15, 2012**
> **File No. 001-08400**
>
> **American Airlines, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 15, 2012**
> **File No. 001-02691**

Dear Mr. Horton:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

AMR Corporation Form 10-K for the Fiscal Year Ended December 31, 2011

Legal Proceedings, page 25

1. Please confirm that in future filings you will disclose the amount of relief sought in material pending legal proceedings. We note for example Turner v. American Airlines, Ronald A. Katz Technology Licensing, L.P. v. American Airlines, Inc., et al., and the December 22, 2011 Travelport counterclaims.

2. We note the statements on pages 25 through 27 that the outcomes of various proceedings "could have a material adverse impact on the Company." However on page 81 you state

that "[i]n the opinion of management, liabilities, if any, arising from these claims and litigation will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows, after consideration of available insurance." Please confirm that in future filings you will reconcile these disclosures.

American Airlines, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011

Legal Proceedings, page 24

3. Please confirm that in future filings you will disclose the amount of relief sought in material pending legal proceedings. We note for example Turner v. American Airlines, Ronald A. Katz Technology Licensing, L.P. v. American Airlines, Inc., et al., and the December 22, 2011 Travelport counterclaims.

4. We note the statements on pages 24 through 26 that the outcomes of various proceedings "could have a material adverse impact on the Company." However on page 68 you state that "[i]n the opinion of management, liabilities, if any, arising from these claims and litigation will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows, after consideration of available insurance." Please confirm that in future filings you will reconcile these disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director